Exhibit 21.1

Subsidiaries of the Company as of April 1, 2019

Subsidiary*	Jurisdiction of Organization
GlassBridge Arrive Investor, LLC	Delaware
GlassBridge Asset Management, LLC	Delaware
GlassBridge Multi Strategy GP, LLC	Delaware
GlassBridge Multi Strategy Onshore, LP	Delaware
GlassBridge Quant Strategy GP, LLC	Delaware
GlassBridge Quant Strategy Onshore, LP	Delaware
Imation Enterprises Corp.	Delaware
Memorex Products Inc.	Delaware
NXSN Acquisition Corp.	Delaware

*Certain subsidiaries listed are indirectly and/or partially-owned.